SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

August 12, 2011

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 11, 2011 to August 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED
By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	August 15, 2011

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2011 – 23 AWC

ALCOA REPORTS 2011 2ND QUARTER RESULTS

Alumina Limited notes Alcoa Inc’s second quarter 2011 earnings announcement.

Alumina Limited CEO, John Bevan, commented, “Alcoa World Alumina & Chemicals results for the quarter continued to benefit from improved alumina and aluminium prices, partially offset by higher energy and raw material costs and the stronger Australian dollar. The published Platts’ alumina price assessment averaged US$405 per tonne (FOB Australia) for the second quarter.

AWAC production of alumina for the second quarter was a record 3.9 million tonnes.

Alumina Limited received US$86 million of fully franked dividends from the AWAC joint venture during the quarter.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

For investor enquiries:	For media enquiries:
Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com		ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

/s/ Stephen Foster
Stephen Foster		Tel +61 (0)3 8699 2600
Company Secretary		Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

12 July 2011 Alumina Limited

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2011 – 24AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the six months ended 30 June 2011:

•	Public Announcement

•	June 2011 Half-Yearly ASX Report

•	AWAC File

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

/s/ Stephen Foster	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001
Stephen Foster	Australia
Company Secretary
Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia
11 August 2011
Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Restructured Alumina Pricing Drives Revenue, Margin and Profit Growth

Summary

Underlying earnings1 US$78m, up US$56m on first half 2010

NPAT US$68m, up US$24m on first half 2010

AWAC revenue US$3,379m, up US$725m on first half 2010

Fully franked interim dividend US 3 cents per share, up US 1 cent per share on first half 2010

Key Financials and Metrics

Alumina Limited	1H11		2H10		1H10

Underlying Earnings	$78	m	$15	m	$22	m
Net Profit After Tax	$68	m	$(9	)m	$44	m
Dividend to AWC shareholders	3 cps		4 cps		2 cps

AWAC Joint Venture

Alumina Production	7.8mt		7.8mt		7.4mt
Revenue	$3,379	m	$2,802	m	$2,654	m
EBITDA [2]	$611	m	$368	m	$435	m
AWAC dividends received by Alumina Limited	$166	m	$139	m	$95	m

These results evidence a strong performance in industry prices and demand, further improved by the increasing use of spot/index pricing for alumina contracts. Operational performance has been steady and margins have expanded, despite headwinds from the weak US dollar.

This improved performance has led the Directors to lift the interim dividend to 3 cents per share, fully franked.

Alumina Limited CEO, John Bevan, commented, “Twelve months ago, the basis on which alumina is priced on world markets began to change. There is now a clear trend to alumina pricing being based on its own underlying economics rather than simply being linked to LME aluminium prices.

“We are in the first year of what is expected to be a five year transformation process and already this change has resulted in stronger bottom line performance. Higher input prices and the strength of the Australian dollar and Brazilian Real have put pressure on our cost base, but margins continued to improve with higher realised alumina prices and solid operational performance.

“Over the past decade, aluminium demand has outgrown all metals with the exception of steel. Much of this growth has been driven by Chinese industrialisation, with China now established as a major consumer and producer of aluminium. As the world’s largest alumina producer, the AWAC joint venture is well positioned to benefit from structural change and a shift in value as margins move upstream.”

Investor Contact:	Media Contact:
John Bevan	Nerida Mossop
03 8699 2601	03 9600 1979
0437 361 433
nmossop@hintons.com.au
Judith Downes
03 8699 2607

[1]	Underlying earnings exclude the impact of mark to market valuation for embedded derivatives in energy contracts and non-cash adjustments for certain movements in defined benefit pension plans.
[2]	Earnings before interest, tax and depreciation and amortisation

June 2011 Half-Yearly ASX Report

Alumina Limited - ABN 85 004 820 419

Six Months ended 30 June 2011 (“Current Period”)

Results for Announcement to the Market

		% change	$US million
Net profit from ordinary activities after tax attributable to members of Alumina Limited	Up	53%	67.7
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Up	53%	67.7

Dividends

	Current Period Six months ended 30 June 2011			Previous Corresponding Period Six months ended 30 June 2010
Interim dividend per share	US$	0.03	¢	US$	0.02	¢
Franked amount per share	US$	0.03	¢	US$	0.02	¢
Record date for determining entitlements to the dividend is 22 August 2011

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at period end. This is a non-cash entry and does not relate to operations during the current reporting period, and accordingly is removed from net profit after tax to arrive at underlying earnings.

AWAC has a number of defined benefit schemes. Certain non-cash actuarial adjustments do not relate to operations during the current reporting period, and accordingly are removed from net profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the six months to 30 June 2011 has been to decrease net profit after tax by net US$10.0 million (1H10: US$22.0 million increase) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Six months ended 30 June 2011 US$ million	Six months ended 31 Dec 2010 US$ million	Six months ended 30 June 2010 US$ million
Net profit/(loss) for the period, after tax	67.7	(9.6)	44.2
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	14.2	(12.9)	21.0
Equity share of AWAC embedded derivatives	(4.2)	37.0	(43.0)

Underlying earnings for the period, after tax	77.7	14.5	22.2

This half yearly report is to be read in conjunction with the most recent annual financial report.

June 2011 Half-Yearly ASX Report

Condensed Consolidated Statement of Comprehensive Income

	Six months to 30 June 2011 US$ million	Six months to 31 Dec 2010 US$ million	Six months to 30 June 2010 US$ million
Revenue from continuing operations	0.1	0.9	0.5
General and administrative expenses	(8.4)	(7.2)	(7.5)
Change in fair value of derivatives/foreign exchange gains/(losses)	(1.0)	2.5	(0.4)
Finance costs	(15.3)	(18.9)	(19.8)
Share of net profit of associates accounted for using the equity method	93.3	13.1	71.4

Profit/(loss) before income tax	68.7	(9.6)	44.2
Income tax expense from continuing operations	(1.0)	—	—

Profit/(loss) for the half year	67.7	(9.6)	44.2

Other comprehensive income/(loss)
Share of reserve movements accounted for using the equity method	4.9	7.7	(6.9)
Foreign exchange translation difference	183.3	319.6	(89.6)

Other comprehensive income/(loss) for the half-year, net of tax	188.2	327.3	(96.5)

Total comprehensive income/(loss) for the half-year attributable to the owners of Alumina Limited	255.9	317.7	(52.3)

Earnings per share (EPS)

	Six months ended 30 June 2011		Six months ended 31 Dec 2010		Six months ended 30 June 2010

Basic EPS	US cents 2.8	¢	Negative US cents 0.4	¢	US cents 1.8	¢

Diluted EPS	US cents 2.8	¢	Negative US cents 0.4	¢	US cents 1.8	¢

June 2011 Half-Yearly ASX Report

Condensed Consolidated Statement of Financial Position

	30 June 2011 US$ million	31 December 2010 US$ million	30 June 2010 US$ million
Current Assets
Cash and cash equivalents	55.9	112.1	268.5
Derivative financial instruments	8.3	5.0	—
Receivables	0.1	0.2	—
Other assets	8.0	9.4	7.5

Total current assets	72.3	126.7	276.0

Non-current Assets
Investments accounted for using the equity method	3,636.5	3,415.6	3,120.8
Property, plant and equipment	0.2	0.2	0.2

Total non-current assets	3,636.7	3,415.8	3,121.0

Total assets	3,709.0	3,542.5	3,397.0

Current Liabilities
Payables	3.7	5.9	6.4
Interest bearing liabilities	145.3	217.7	313.2
Derivative financial instruments	—	—	2.7
Provisions	0.2	0.2	0.2
Other	0.8	0.6	0.4

Total current liabilities	150.0	224.4	322.9

Non-current Liabilities
Interest bearing liabilities	328.3	246.2	269.5
Provisions	0.5	0.4	0.3

Total non-current liabilities	328.8	246.6	269.8

Total liabilities	478.8	471.0	592.7

Net assets	3,230.2	3,071.5	2,804.3

Equity
Contributed equity	2,154.1	2,154.1	2,154.1
Treasury shares	(1.5)	(1.5)	(1.0)
Reserves:
- Group[1]	185.7	4.3	(314.1)
- Associates	7.4	2.5	(5.2)
Retained profits:
- Group	952.7	903.6	831.3
- Associates[1]	(68.2)	8.5	139.2

Total equity	3,230.2	3,071.5	2,804.3

[1]	Refer Note 16

June 2011 Half-Yearly ASX Report

Condensed Consolidated Statement of Changes in Equity

	Contributed Equity [1] US$ million	Reserves US$ million	Retained Profits US$ million	Total US$ million
Balance as at 1 January 2010	2,153.1	(227.8)	993.0	2,918.3
Adjustment for prior period revision [2]	—	23.9	(23.9)	—

Restated total equity at the beginning of the financial year	2,153.1	(203.9)	969.1	2,918.3
Profit/(loss) for the half year	—	—	44.2	44.2
Other comprehensive (loss)/income for the half-year	—	(96.5)	—	(96.5)
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(42.8)	(42.8)
Option premium on convertible bonds	—	(19.1)	—	(19.1)
Movement in share based payments reserve	—	0.2	—	0.2

Balance at 30 June 2010	2,153.1	(319.3)	970.5	2,804.3

Balance as at 1 July 2010	2,153.1	(319.3)	970.5	2,804.3
Profit/(loss) for the half year	—	—	(9.6)	(9.6)
Other comprehensive income/(loss) for the half-year	—	327.3	—	327.3
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(48.8)	(48.8)
Option premium on convertible bonds	—	(1.4)	—	(1.4)
Movement in share based payments reserve	—	0.2	—	0.2
Movement in treasury shares	(0.5)	—	—	(0.5)

Balance at 31 December 2010	2,152.6	6.8	912.1	3,071.5

Balance as at 1 January 2011	2,152.6	6.8	912.1	3,071.5
Profit/(loss) for the half year	—	—	67.7	67.7
Other comprehensive income for the half-year	—	188.2	—	188.2
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(97.6)	(97.6)
Transfer capital reserve to retained earnings [3]	—	(2.3)	2.3	—
Movement in share based payments reserve	—	0.4	—	0.4

Balance at 30 June 2011	2,152.6	193.1	884.5	3,230.2

[1]	Treasury shares have been deducted from contributed equity.
[2]	Refer Note 16
[3]	Westminer International (U.K.) Limited, a wholly owned subsidiary of the group, was dissolved on the 10th May 2011.

June 2011 Half-Yearly ASX Report

Condensed Consolidated Statement of Cash Flows

	Six months to 30 June 2011 US$ million	Six months to 31 Dec 2010 US$ million	Six months to 30 June 2010 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(8.2)	(5.1)	(7.0)
GST refund received	0.4	0.3	0.3
Dividends received from associates	165.9	139.5	94.9
Distributions received from associates	4.1	4.2	3.5
Interest received	0.1	0.4	0.5
Interest paid	(15.0)	(17.7)	(13.1)
Other	(0.2)	—	(0.1)

Net cash inflow from operating activities	147.1	121.6	79.0

Cash Flows Related to Investing Activities
Payments for investment in associates	(126.7)	(98.0)	(63.6)
Proceeds from return of invested capital	17.3	—	13.8
Proceeds from derivatives	—	—	6.0
Net settlement of hedge contracts	—	—	(0.6)

Net cash outflow from investing activities	(109.4)	(98.0)	(44.4)

Cash Flows Related to Financing Activities
Repurchase of convertible bond	(167.6)	(128.4)	(53.1)
Proceeds from borrowings	195.0	—	33.7
Repayment of borrowings	(24.0)	(1.1)	—
Dividends paid	(97.4)	(48.8)	(44.9)

Net cash outflow from financing activities	(94.0)	(178.3)	(64.3)

Net Decrease in Cash and cash equivalents	(56.3)	(154.7)	(29.7)
Cash and cash equivalents at the beginning of the reporting period	112.1	268.5	305.6
Effects of exchange rate changes on cash and cash equivalents	0.1	(1.7)	(7.4)

Cash and cash equivalents at the end of the reporting period	55.9	112.1	268.5

June 2011 Half-Yearly ASX Report

Reconciliation of Cash

	As at 30 June 2011 US$ million	As at 31 Dec 2010 US$ million	As at 30 June 2010 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	4.9	3.3	12.0
Money market deposits (with maturity on investment three months or less)	51.0	108.8	256.5

Cash assets	55.9	112.1	268.5

Total cash and cash equivalents at the end of the reporting period	55.9	112.1	268.5

June 2011 Half-Yearly ASX Report

1.	Basis of Preparation of Half-Year Report

This general purpose financial report for the interim half year reporting period ended 30 June 2011 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2010 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year and corresponding interim reporting period.

2.	Consolidated Retained Profits

	Six months to 30 June 2011 US$ million	Six months to 31 Dec 2010 US$ million	Six months to 30 June 2010 US$ million
Retained profits at the beginning of the reporting period	912.1	970.5	969.1
Net profit/(loss) attributable to members of Alumina Limited	67.7	(9.6)	44.2
Transfer from capital reserve	2.3	—	—
Dividends paid	(97.6)	(48.8)	(42.8)

Retained profits at the end of the reporting period	884.5	912.1	970.5

3.	Income Tax

	Six months to 30 June 2011 US$ million	Six months to 31 Dec 2010 US$ million	Six months to 30 June 2010 US$ million
Profit/(loss) from ordinary activities before tax	68.7	(9.6)	44.2

Prima facie tax (expense)/credit for the period at the rate of 30%	(20.6)	2.9	(13.3)

The following items caused the total charge for income tax to vary from the above:
Amounts (not assessable) for tax	(90.4)	(49.2)	(68.0)
Temporary differences not recognised	25.5	53.5	20.4
Non-deductible expense	0.8	5.3	3.4
Previously unrecognised tax losses now recouped to reduce current tax expense	(1.2)	—	—

Net movement	(65.3)	9.6	(44.2)

Consequent reduction/(increase) in charge for income tax	19.6	(2.9)	13.3

Aggregate Income tax expense for the reporting period	(1.0)	—	—

June 2011 Half-Yearly ASX Report

4.	Earnings Per Share (EPS)

	Six months to 30 June 2011			Six months to 31 Dec 2010			Six months to 30 June 2010
Calculation of basic and fully diluted EPS in accordance with AASB 133: Earnings per Share
Earnings in cents per ordinary share (cps)
Basic EPS		US cents 2.8	¢		Negative US cents 0.4	¢		US cents 1.8	¢
Diluted EPS		US cents 2.8	¢		Negative US cents 0.4	¢		US cents 1.8	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		2,439,526,913			2,439,728,359			2,439,741,913

5. Net Tangible Asset Backing Per Security

Net tangible asset backing per ordinary security	US$	1.22		US$	1.15		US$	1.04

6.	Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or increased control of entities for the six months ended 30 June 2011, other than dissolution of the non-operating subsidiary Westminer International (UK) Limited.

7.	Dividends

Since the half-year end the Directors have determined that a fully franked dividend of US 3 cents per share will be payable on 7 September 2011, amounting to US$73.2 million. This amount has not been recognised as a liability at half-year end. Record date to determine entitlements to the dividend is 22 August 2011.

Directors have continued the suspension of the Company’s Dividend Reinvestment Plan. The Dividend Reinvestment Plan will therefore not apply to the 2011 interim dividend.

Other than American Depositary Receipt holders (who are paid in US dollars) and UK resident shareholders (who are paid in GBP), shareholders will be paid the interim dividend in Australian dollars.

The franking account balance, which is maintained in Australian dollars, was A$360.5 million as at 30 June 2011.

8.	Dividend Per Share

	Six months to 30 June 2011		Six months to 30 June 2010
Interim dividend per share (US cents)
Amount per share	3	¢	2	¢
Franked amount per share at 30% tax rate	3	¢	2	¢

June 2011 Half-Yearly ASX Report

9.	Interim Dividend on All Shares

	Six months to 30 June 2011 US$ million	Six months to 30 June 2010 US$ million
Interim dividend determined	73.2	48.8

Total	73.2	48.8

10.	Details of Aggregate Share of Results of Associates

	Six months to 30 June 2011 US$ million	Six months to 31 Dec 2010 US$ million	Six months to 30 June 2010 US$ million
Alumina’s share of associates:
Profit from ordinary activities before income tax	145.3	23.1	117.3
Income tax expense on ordinary activities	(52.0)	(10.0)	(45.9)

Equity share of profit	93.3	13.1	71.4
Dividends received by Alumina Limited	(165.9)	(139.5)	(94.9)
Distributions received by Alumina Limited	(4.1)	(4.2)	(3.5)

Surplus of dividends/distributions received over equity share of profits	(76.7)	(130.6)	(27.0)

11.	Material Interests in Entities which are Not Controlled Entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal			Contribution to net profit
	As at 30 June 2011	As at 31 Dec 2010	As at 30 June 2010	Six months to 30 June 2011 US$ million	Six months to 31 Dec 2010 US$ million	Six months to 30 June 2010 US$ million
Equity accounted associates and joint venture entities
AWAC	40%	40%	40%	93.3	13.1	71.4

12.	Ratios

	Six months to 30 June 2011%	Six months to 31 Dec 2010%	Six months to 30 June 2010%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of average members’ equity	4.4	Negative 0.6	3.0

June 2011 Half-Yearly ASX Report

13.	Issued and Quoted Securities at End of Current Reporting Period

Category of Securities	Number issued	Number quoted
Ordinary shares
Fully paid[1]	2,440,196,187	2,440,196,187
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current reporting period:	Nil

[1]	Includes Treasury shares purchased through the Employee Share Plan Trust for Alumina Limited’s long term incentive plan.

14.	Financing Facilities

	Half year ended 30 June 2011 US$ million	Year ended 31 Dec 2010 US$ million	Half year ended 30 June 2010 US$ million
The facilities available at end of reporting period were as follows:
Total loan facilities	773.6	1,085.8	985.8
Used at end of reporting period	473.6	463.9	582.7
Unamortised finance costs	—	1.7	7.0	*

Available at end of reporting period	300.0	620.2	396.1

Funding facilities include bilateral bank facilities, a syndicated loan and a development bank loan. The syndicated facility is available in US dollars. The bilateral facilities are available in both US and Australian dollars and one is available in EURO. The development bank loan is fully drawn in US dollars and Brazilian Reais. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates. At 31 December 2010 the Group had $167.6 million of convertible bonds outstanding which were fully repaid during the first half of 2011.

*	The value of the convertible bond option premium was adjusted to reflect the May 2011 put. There was no change to profit and loss.

15.	Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming Alcoa World Alumina & Chemicals (AWAC). Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc. and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc. Refer to Directors’ Report for further explanation.

16.	Prior Period Revision

In May 2011 the Company identified an error related to the 2008 financial statements which resulted from differences between US GAAP and IFRS accounting regarding the joint venture’s defined benefit plans. The impact of the error resulted in an overstatement of share of net profit of associates for the year 2008 by $23.9 million. The error also understated equity reserves for the year ended 31 December 2008 by $23.9 million. The comparative balance sheet at 31 December 2010 reflects these adjustments, as disclosed in the Statement of Changes in Equity for the half year to 30 June 2010.

17.	Events Occurring After the Balance Sheet Date

There have been no significant transactions or events since 30 June 2011.

June 2011 Half-Yearly ASX Report

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 2 to 10 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance, as represented by the results of its operations and its cash flows, for the financial period ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

/s/ John Bevan
John Bevan
Director

Melbourne

11 August 2011

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
Independent Auditor’s Review Report to the Members of Alumina Limited	DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Alumina Limited, which comprises the statement of financial position as at 30 June 2011, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Alumina Limited Group (the consolidated entity). The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Alumina Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Liability limited by a scheme approved under Professional Standards Legislation

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of the Company for the half-year ended 30 June 2011 included on Alumina Limited’s web site. The Company’s directors are responsible for the integrity of Alumina Limited’s web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alumina Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Chris Dodd
Chris Dodd Melbourne
Partner 11 August 2011

Liability limited by a scheme approved under Professional Standards Legislation

June 2011 Half-Yearly ASX Report

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled (the Group) at the end of, or during, the half year to 30 June 2011.

Directors

The following persons were Directors of Alumina Limited during the half year and up to the date of this report.

D M Morley

J A Bevan

P A F Hay

G J Pizzey (Alternate J S Downes)

E Stein (appointed 3 February 2011)

R J McNeilly (resigned 3 March 2011)

Basis of Financial Report Preparation

This half-yearly general purpose financial report is for the interim half year reporting period ended 30 June 2011 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2010 and any public announcements made by Alumina Limited and its controlled entities (the Group) during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Comments are for the six months ended 30 June 2011, with comparatives for the six months ended 30 June 2010 shown in parentheses.

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

June 2011 Half-Yearly ASX Report

Alumina Limited Highlights

Underlying earnings increased to $77.7 million from $22.2 million in 1H 2010.

Net profit after tax increased to $67.7 million from $44.2 million in 1H 2010.

Alumina Limited received $165.9 million of fully franked dividends compared to $94.9 million in 1H 2010.

The Directors have determined to pay an interim dividend of US$3 cents per share (1H 2010: US$2 cents per share). The dividend will be paid on 7 September 2011, with the Australian dollar amount set on the record date of 22 August 2011. The dividend will be fully franked.

AWAC Highlights (US GAAP)

Alumina prices increased, with realised prices up 28% compared to 1H 2010.

Profit before tax up 73% on prior comparative period.

Alumina production of 7.8 million tonnes, up 0.4 million tonnes compared to 1H 2010.

AWAC free cash flow of $158.7 million.

New mine and expanded refinery in Brazil operated steadily.

Move to Index Pricing of Alumina

In mid 2010, AWAC indicated it would seek to price its new third party alumina contracts on a new basis using alumina indices for 2011. The alumina price indices (there are at least three) track the spot price for alumina. Contracts based on the index are expected to replace contracts traditionally priced as a percentage of the aluminium price. AWAC has successfully based all new contracts entered into in the second half of 2010 on the alumina price indices. These contracts are for delivery in 2011 and beyond.

Alumina Limited Key Financials

Alumina Limited’s functional currency is US dollars.

	1H 11		2H 10		1H 10

Underlying earnings US$m		77.7 [1]		14.5		22.2
NPAT US$m		67.7		(9.6)		44.2

Average AUD/USD		1.03		0.95		0.89

Average 3 month LME aluminium price US$ per tonne		2,573		2,235		2,161
Average alumina spot price [2] US$ per tonne		$399		N/A		N/A

Net Debt[3] US$m		418		353		321
Gearing[4]		11.3%		10%		9.5%

EPS (US cps)		2.8		(0.4)		1.8

Underlying EPS (US cps)		3.2		0.6		0.9

Return on Equity (ROE)		4.4%		(0.6)%		3.0%
ROE based on underlying earnings		5.1%		1.0%		1.5%

Dividends declared	US$	3 ¢	US$	4 ¢	US$	2 ¢

Definitions and notes

1.	Underlying earnings calculated by adjusting net profit after tax by $10.0 million from reported net profit after tax, being the impact of embedded derivatives for energy contracts and non-cash adjustments for certain actuarial movements in defined benefit pension plans.
2.	Based on Platts index, spot FOB Australia average for 1H 2011.
3.	Includes unamortised finance costs of convertible bond.
4.	Calculated as (debt – cash)/(debt + equity).

June 2011 Half-Yearly ASX Report

AWAC Business Review (US GAAP)

Bauxite: Significant Deposits Meeting AWAC Need

AWAC has operating bauxite mines in five countries, which meet the production needs of the AWAC refineries. The Juruti mine in Brazil is operating at 3.3 million tonnes per annum, above its initial capacity target.

Work commenced on moving the mine crusher at the Huntly mine in Australia. This last occurred ten years ago.

Alumina Production

Production of alumina was 7.8 million tonnes in the first half of 2011, up from 7.4 million tonnes in first half of 2010. Output from the Alumar refinery in Sao Luis, Brazil has continued to increase, with the plant operating consistently throughout the half. Production increased in Australia, notwithstanding additional scheduled maintenance, and in Suriname and Jamaica, compared to 1H 2010.

Continued Improvement in Realised Alumina Prices

Realised alumina prices increased 28% compared to 1H 2010. This reflects a transition to pricing third party alumina sales with reference to alumina price indices, and an increase in aluminium prices which also flowed through to an improvement in realised alumina prices.

AWAC has approximately 20% of third party contracts priced on spot or index prices this year. Sales of alumina from AWAC to Alcoa continue to be priced based on the average of third party prices, which include spot/index sales to third parties.

Alumina revenue increased by 31% on first half 2010. Price movements accounted for 91% of the revenue increase, compared to 1H 2010, with volume increase driving the remaining 9%.

Alumina Margins Continue To Improve

Operating margins1, at $76 per tonne, improved by $21 per tonne on the prior comparative period, and $36 per tonne on second half 2010, with higher realised prices offsetting the impact of a stronger Australian dollar and higher raw material and energy costs.

The average cash cost of alumina production increased $39 per tonne compared to 1H 2010.

The major influence on costs of production was the weakness of the US dollar, compared to the Australian dollar and the Brazilian Reais. Compared to first half 2010, management estimates that the foreign exchange impact on cost of production was an increase of $19 per tonne across total production.

In addition to the impact of a weak US dollar, input costs for oil and caustic soda rose.

Global oil prices increased approximately 30% compared to 1H 2010, contributing to an increase in costs of approximately $12 per tonne. Global caustic soda prices also increased compared to 1H 2010, increasing costs by approximately $5 per tonne.

Labour price rises, and higher scheduled maintenance costs, mainly in Australia, contributed to a rise in production costs. Enterprise Bargaining Agreements with Australian employees covering the next three years were finalized during the half.

AWAC Production and Shipments

	1H 11	2H 10	1H 10
Alumina production	7.8mt	7.8mt	7.4mt
Aluminium production	177kt	181kt	175kt
Alumina shipments	7.6mt	7.8mt	7.4mt

AWAC Profit and Loss (US GAAP)

	1H 11	2H 10	1H 10
	US$m	US$m	US$m
Sales revenue	2,088.1	1,788.4	1,664.0
Related party revenue	1,291.2	1,014.0	990.1

Total Revenue	3,379.3	2,802.4	2,654.1

COGS and operating expenses	(2,697.6)	(2,370.1)	(2,153.2)
Selling, Admin, R&D	(65.7)	(56.6)	(57.8)
Depreciation and Amortisation	(225.8)	(214.6)	(209.9)
Other	(4.1)	(12.7)	(9.8)

Total Expenses	(2,993.2)	(2,654.0)	(2,430.7)

Profit before Tax	386.1	148.4	223.4
Income Tax	(107.5)	61.5	(98.0)

Net Profit after Tax	278.6	209.9	125.4

AWAC One-off Items

The first half AWAC profit after tax includes the following one-off items:

•	an equity profit of $14 million from the Dampier Bunbury pipeline;

•	provision for remediation in St Croix, a refinery no longer operated by AWAC ($20 million).

June 2011 Half-Yearly ASX Report

Smelters

Aluminium production of approximately 177,000 tonnes was in line with 1H 2010 production levels with production from the Portland smelter remaining partially curtailed. In Australian dollar terms, cost of aluminium production rose 10% as a result of higher alumina prices, and increases in energy, coke and pitch costs.

[1]	Definitions and Notes

Operating margin is sales minus cost of goods sold (excluding depreciation), and selling, administration, research and other expenses

AWAC Cash Flow (US GAAP)

	1H 11	2H 10	1H 10
	US$m	US$m	US$m
Net income	278.6	209.9	125.4
Depreciation	225.8	214.6	209.9
Decrease (increase) in receivables	(134.1)	72.7	0.6
Decrease (increase) in inventories	(39.8)	(7.0)	60.8
(Decrease) increase in accounts payable	(23.8)	138.0	(148.8)
Other [1]	(14.5)	(203.8)	52.1

Cash from operations	292.2	424.4	300.0
Capital expenditure	(133.5)	(152.6)	(145.8)

Free cash flow [2]	158.7	271.8	154.2

EBITDA [3]	611.4	367.9	435.0

[1]	Includes cumulative translation adjustment
[2]	Free cash flow defined as cash from operations less capital expenditure.
[3]	Earnings before interest, tax, depreciation and amortisation

AWAC Cash Flow (US GAAP)

AWAC earnings before interest, tax and depreciation continue to show the impact of improved prices and improved pricing policies, increasing by $176 million this half compared to first half 2010 and by $243 million compared to the second half. This represents a 40% improvement in earnings before interest, tax and depreciation compared to 1H 2010.

Cash flow from operations was negatively impacted by a $134 million increase in receivables and a $40 million increase in inventories in the period from the opening balance. The increase in receivables is mainly attributed to the timing of related party sales and higher prices for alumina sales. Accounts payable also decreased by $24 million.

Capital expenditure, which was concentrated in Brazil and Australia, included further work at the AWAC mine in Juruti, and sustaining capital expenditure in Australia. The Australian operations have commenced work to move a mine crusher, and further develop residue storage areas. Movement of the mine crusher is expected to occur over a four year period for a total cost of approximately A$285 million. Growth capital expenditure in the first half of 2011 was $31 million, and sustaining capital expenditure was $94 million.

AWAC has invested $97 million in the period up to 30 June 2011 in the Ma’aden joint venture in Saudi Arabia, which has contributed to the rise in other assets. AWAC is a 25.1% shareholder in this mine and refinery project in Saudi Arabia. Funding of the project financing for the Ma’aden joint venture is almost complete. The mine and refinery are expected to cost $3.6 billion, of which approximately 60% will be project financed. Commitment letters for $1 billion of commercial loans were received for this project during June 2011 and another $1 billion loan is expected to be received from Saudi Arabia’s Public Investment Fund. Ma’aden has noted that the project may also receive $160 million in funding from the Saudi Industrial Development Fund. The remaining $1.4 billion for the project will be financed by Ma’aden, Alcoa and Alumina (Alumina’s share $140 million).

AWAC Balance Sheet (US GAAP)

	1H 11	2H 10	1H 10
	US$m	US$m	US$m
Cash, cash equivalents	190.2	331.6	207.5
Receivables	558.4	427.1	478.1
Related party note receivable	13.7	120.0	100.1
Inventories	785.5	717.3	648.1
Property plant & equipment	7,860.7	7,548.7	6,815.1
Other assets	2,307.3	2,043.9	1,613.5

Total Assets	11,715.8	11,188.6	9,862.4

Short term borrowings	36.3	253.9	254.0
Payables	819.4	792.5	619.8
Taxes payable and deferred	553.0	475.8	381.6
Other liabilities	1,057.5	1,031.6	932.2

Total Liabilities	2,466.2	2,553.8	2,187.6

Equity	9,249.6	8,634.8	7,674.8

AWAC Dividends Paid

	1H 11	2H 10	1H 10
	US$m	US$m	US$m
Dividends paid	414	349	238

June 2011 Half-Yearly ASX Report

AWAC Balance Sheet (US GAAP)

Property plant and equipment continued to rise with investment in improving operating plant facilities, plus additional expenditure on the social infrastructure at Juruti in Brazil. Depreciation increased slightly to $226 million.

The AWAC entity NV Alcoa Minerals of Suriname loaned $120 million to another AWAC entity, Alcoa of Australia, in January 2011.

AWAC continued to operate with minimal borrowings. With the exception of minor working capital facilities at individual sites, any external borrowing required by an AWAC entity is provided by the joint venture partners.

AIFRS Adjustments

The AWAC results are adjusted for differences between US GAAP and AIFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries.

The main adjustments for 1H 2011 were:

•	reversal of $25 million tax credit in Brazil;

•	recognition of $36 million debit after tax for defined benefit pensions;

•	recognition of $11 million credit after tax for movements in embedded derivatives.

Alumina Limited’s results include 40% of these adjustments.

Alumina Limited Reported Profit

Most of Alumina Limited’s costs are incurred in Australian dollars. The translation of Australian dollar costs into US dollars has been impacted by the strength of the Australian dollar and this is a significant reason for the increase in corporate costs.

Funding costs decreased to $15.3 million from $19.8 million in 1H 2010. The main reasons for the variations are:

•	Commitment fees and amortisation of upfront fees increased to $4.7 million; 1H 2010 $4.3 million)

offset by:

•	Interest expense decreased to $8.9 million for the half (1H 2010: $10.7 million), of which $7.1 million related to BNDES.

•	Amortisation of the convertible bond option decreased to $1.7 million (1H 2010: $4.8 million)

Note on calculation of underlying earnings

Alumina Limited shows underlying earnings in addition to profit after tax to provide a better understanding of the performance of the underlying operations. Underlying earnings are calculated by excluding the impact of mark to market valuations for embedded derivatives in energy contracts and actuarial gains and losses, net of investment returns, on pension plans. In the first half of 2011, revaluation of the embedded derivatives increased Alumina Limited’s net profit after tax by $4.2 million. Actuarial movements in defined benefit plans resulted in a decrease to net profit of $14.2 million.

Alumina Limited Reported Profit

	1H 11	2H 10	1H 10
	US$m	US$m	US$m

Share of AWAC underlying profit	103.3	37.2	49.4
Corporate costs	(8.4)	(7.2)	(7.5)
Finance costs	(15.3)	(18.9)	(19.8)
Other & Tax	(1.9)	3.4	0.1

Underlying earnings	77.7	14.5	22.2

Retirement benefit obligations, AWAC	(14.2)	12.9	(21.0)
Embedded derivative, AWAC	4.2	(37.0)	43.0

Net profit/(loss) after tax	67.7	(9.6)	44.2

June 2011 Half-Yearly ASX Report

Alumina Limited Balance Sheet

Alumina Limited’s gearing1 remains at a conservative level of 11.3%. Board policy is to limit gearing to 15%. Net debt at 30 June 2011 was $418 million.

During the half, $168 million of convertible bonds were repurchased at face value, using existing facilities. The convertible bond is now fully repaid.

Current liabilities include $90 million drawn under syndicated and bilateral facilities and $55 million of repayments on the facility from the Brazil National Development Bank (BNDES) that are due before 30 June 2012.

Current liabilities of $150 million exceed current assets of $72 million, however directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend beyond 30 June 2012.

The Company has a fully drawn debt facility from BNDES. This facility amortises at approximately $55 million per annum and its current interest rate is approximately 5.1%. Amounts outstanding at 30 June under the BNDES loan were $279 million.

The Company also has further committed bank facilities of $495 million.

Excluding BNDES, committed facilities expire as follows:

•	$175 million in 2012 (drawn to $90 million)

•	$107 million in 2013 (drawn to $105 million)

•	$213 million in 2015 (no amounts were drawn under this facility as at 30 June 2011)

Total available facilities have been reduced since the first half of 2010 reflecting the fact that the Brazilian expansion is nearly complete and it is no longer considered necessary to retain debt facilities at the higher level.

Alumina Limited Cash Flows

Alumina Limited’s cash from operations primarily comprises the dividends received from the AWAC joint venture. Fully franked dividends of $166 million were received from AWAC during the half, up $71 million on 1H 2010.

Generally, the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate cost commitments have been met. Dividends will be fully franked for the foreseeable future.

Cash payments for investments in Brazil decreased to $39 million as the major capital investment in the Alumar refinery and Juruti mine draws to a close. Further amounts were invested in the San Ciprian refinery, to replace shareholder loans.

Alumina Limited Balance Sheet

	1H 11	2H 10	1H 10
	US$m	US$m	US$m
Cash and equivalents	55.9	112.1	268.5
Investments	3,636.5	3,415.6	3,120.8
Other	16.6	14.8	7.7

Total Assets	3,709.0	3,542.5	3,397.0

Payables	3.7	5.9	6.4
Interest bearing liabilities – current	145.3	217.7	313.2
Interest bearing liabilities – non-current	328.3	246.2	269.5
Other	1.5	1.2	3.6

Total Liabilities	478.8	471.0	592.7

Net Assets	3,230.2	3,071.5	2,804.3

Alumina Limited Cash Flow

	1H 11	2H 10	1H 10
	US$m	US$m	US$m
Dividends received	165.9	139.5	94.9
Distributions received	4.1	4.2	3.5
Interest paid	(15.0)	(17.7)	(13.1)
Other	(7.9)	(4.4)	(6.3)

Cash from operations	147.1	121.6	79.0

Net payments for investment in associates	(109.4)	(98.0)	(49.8)

Free cash flow[2]	37.7	23.6	29.2

Definitions and notes

1.	Calculated as (debt – cash)/(debt + equity)
2.	Free cash flow defined as cash from operations less net payments for investment in associates.

June 2011 Half-Yearly ASX Report

Guidance

The following guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results, rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. No attempt has been made to correlate sensitivity to one element of the guidance with movements in other elements of the guidance.

A $100 movement in the LME aluminium price per tonne is expected to impact AWAC profit before tax in 2011 by approximately $180 million. This sensitivity covers alumina sales that are priced as a percentage of aluminium, and aluminium sales. It excludes sales where the price is based on spot or alumina indices. Such sales are expected to be approximately 20% of third party sales in 2011.

A 1 cent movement in the AUD/USD rate is expected to impact AWAC profits in 2011 by $24 million before tax.

AWAC cash costs per tonne of alumina production are expected to increase from 2010, with increases in the cost of fuel oil, coke and caustic. Significant movements in exchange rates or other inputs will impact costs beyond this guidance.

AWAC’s estimated spend on sustaining capital expenditure in full year 2011 is up to $350 million. This includes initial expenditure on moving a mine crusher site in Australia, in line with normal 10 year movements to minimise the haul distance in the mine. Further sustaining capital expenditure is focussed on residue storage areas.

Estimated AWAC growth capital expenditure on existing facilities for full year 2011 is $120 million, mainly in Brazil. In addition, AWAC expects to invest $125 million in 2011 in its greenfield refinery in Saudi Arabia.

Market Outlook

During the first half of 2011, the aluminium demand globally has been growing at a strong rate relative to 2010, with stocks stable and local premiums at a high level above improved LME prices. The alumina market has been balanced to tight.

China continues to grow, both in terms of demand and supply. This has led to improving alumina prices and strong demand for imported bauxite.

Changes in the global macro economics may lead to short term volatility, however the underlying long term demand picture is likely to remain positive.

Alumina Limited is in a solid position, with low levels of gearing, and a well managed balance sheet. We expect market conditions to favour AWAC’s large, low cost assets and substantial bauxite footprint.

June 2011 Half-Yearly ASX Report

Australian Carbon Pricing Scheme

The Australian Government released details of its proposed carbon pricing scheme on 10 July 2011. The scheme is proposed to operate in two phases: a fixed (but increasing) carbon permit price commencing 1 July 2012 to be followed by a floating price phase from 1 July 2015. This scheme is the result of negotiations within the Multi-Party Climate Change Committee and is proposed to be implemented in legislation that is to be introduced into Parliament later in 2011.

The scheme will cover emissions from the stationary energy, industrial processing, mining and waste sectors. Entities that have operational control of a facility that emits more than 25,000t CO2-e per annum in greenhouse gas emissions from activities covered by the scheme will be required to surrender carbon permits to cover those emissions.

Emissions-intensive trade-exposed industries and coal-fired power generators will be eligible to receive assistance, primarily in the form of free carbon permits, under arrangements that are broadly similar to those that would have applied under the abandoned Carbon Pollution Reduction Scheme. Contractual arrangements will govern the electricity and domestic gas pass through of carbon costs for indirect emissions. Under the details of the scheme announced aluminium smelting and alumina refining will receive a free allocation of permits for 94.5% of average industry emissions, per tonne of production. These allocations are based on the tonnes produced at an average emissions intensity. Allocation will reduce at a rate of 1.3% per annum with a floor at 90% if a sector can demonstrate that less than 70% of its competitors have introduced comparable carbon constraints.

The fixed price phase starts at A$23.00 per tonne CO2-e and increases to $24.15 in year 2 and $25.40 in year 3 (based on a 2.5% rise with 2.5% inflation). From 1 July 2015 there will be an emissions trading scheme based on a national emissions cap for the first five years to be announced in 2014. Banking of surplus permits will be allowed and fifty per cent of an entity’s obligation may be met through international credits/permits.

In 2010 AWAC in Australia produced 7.3 million tonnes of emissions from smelting (0.7 million tonnes from direct and 6.6 million tonnes from indirect sources) and 5.1 million tonnes of emissions from mining and refining (4.4 million tonnes from direct and 0.7 million tonnes from indirect sources). Further details on Alumina Limited’s share of emissions are available on our website. The financial impact of the scheme on AWAC will not be able to be reasonably determined until after the legislation is final and regulations are released and finalised. This process is expected to take place over the next few months.

/s/ John Bevan
John Bevan
Director

Melbourne
11 August 2011

June 2011 Half-Yearly ASX Report

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
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Auditor’s Independence Declaration	Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

As lead auditor for the review of Alumina Limited for the half year ended 30 June 2011, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

/s/ Chris Dodd
Chris Dodd Melbourne
Partner 11 August 2011
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

All operations 100% owned, unless otherwise indicated

Australia – Huntly & Willowdale

Brazil – Trombetas (9.6%) & Juruti

Guinea – Sangaredi (23%)

Jamaica – Manchester Plateau (55%)

Suriname – Moengo, Klaverblad & Kaimangrassie

Saudi Arabia – mine being developed (25.1%)

Australia – Kwinana, Pinjarra & Wagerup Brazil – Sao Luis (39%) Jamaica – Clarendon (55%) Spain – San Ciprian Suriname – Paranam USA – Point Comfort Saudi Arabia – refinery being developed (25.1%)	Australia - Point Henry & Portland (55%)	Australia – Kwinana Spain – San Ciprian USA – Point Comfort

Bauxite deposits: AWAC’s bauxite deposits are large deposit areas with long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

2

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	1H 2011	2H 2010	1H 2010
Sales and Operating Revenue	2,088.1	1,788.4	1,664.0
Revenue from Related Parties	1,291.2	1,014.0	990.1
Total Revenue	3,379.3	2,802.4	2,654.1
Cost of Goods Sold and Operating Expenses	(2,697.6)	(2,370.1)	(2,153.2)
Selling, Administration, Other Expenses and R&D Expenses	(65.7)	(56.6)	(57.8)
Provision for Depreciation, Depletion and Amortisation	(225.8)	(214.6)	(209.9)
Other	(4.1)	(12.7)	(9.8)
Total Expenses	(2,993.2)	(2,654.0)	(2,430.7)
Profit before Taxes on Income	386.1	148.4	223.4
Provision for Taxes on Income	(107.5)	61.5	(98.0)
Net Income	278.6	209.9	125.4
Members’ Equity
Opening Balance at Start of Period	8,634.8	7,674.8	7,604.5
Net Income	278.6	209.9	125.4
Capital Contribution	325.0	269.0	164.5
Dividends Paid and Return of Capital to Partners	(467.6)	(359.4)	(281.2)
Common Stock Issued for Compensation Plans	2.6	1.2	2.8
Other Comprehensive Income	476.2	839.3	58.8
Closing Balance at End of Period	9,249.6	8,634.8	7,674.8

3

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2011	31 December 2010	30 June 2010
Cash and Cash Equivalents	190.2	331.6	207.5
Receivables	558.4	427.1	478.1
Related Party Notes Receivable	13.7	120.0	100.1
Inventories	785.5	717.3	648.1
Prepaid Expenses and Other Current Assets	171.9	141.8	163.2
Total Current Assets	1,719.7	1,737.8	1,597.0

Property Plant & Equipment	7,860.7	7,548.7	6,815.1
Investments	422.8	359.5	273.6
Other Assets and Deferred Charges	1,712.6	1,542.6	1,176.7
Total Non-Current Assets	9,996.1	9,450.8	8,265.4

Total Assets	11,715.8	11,188.6	9,862.4

Short Term Borrowings	36.3	253.9	254.0
Payables	819.4	792.5	619.8
Taxes Payable	280.2	214.0	166.2
Accrued Compensation and Retirement Costs	249.7	237.7	212.2
Other Current Liabilities	124.6	125.9	142.2
Total Current Liabilities	1,510.2	1,624.0	1,394.4

Capital lease obligations	39.7	41.5	42.4
Deferred Taxes	272.8	261.8	215.4
Other Long Term Liabilities	643.5	626.5	535.4
Total Non-Current Liabilities	956.0	929.8	793.2

Total Liabilities	2,466.2	2,553.8	2,187.6

Equity	9,249.6	8,634.8	7,674.8
Total Liabilities & Equity	11,715.8	11,188.6	9,862.4

4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	1H 2011	2H 2010	1H 2010
Operating Activities
Net Income	278.6	209.9	125.4
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	225.8	214.6	209.9
Other Items*	(212.2)	(0.1)	(35.3)
Cash from/(used) in Operating Activities	292.2	424.4	300.0

Financing Activities
Dividends Paid & Return of Capital to Partners	(467.6)	(359.4)	(281.2)
Change in Debt	(217.6)	10.8	(21.0)
Changes to capital lease obligations	(1.8)	(4.6)	—
Capital Contribution	325.0	269.0	164.5
Cash Used for Financing Activities	(362.0)	(84.2)	(137.7)

Investing Activities
Capital Expenditure	(133.5)	(152.6)	(145.8)
Acquisitions, net of cash acquired (Suriname)	—	(4.8)	4.8
Net changes in related party note receivable	106.3	(19.9)	(8.1)
Other	(52.8)	(62.5)	(8.1)
Cash Used for Investing Activities	(80.0)	(239.8)	(157.2)

Effect of Exchange Rate Changes on Cash	8.4	23.7	(1.0)
Cash Generated/(Used)	(141.4)	124.1	4.1

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	331.6	207.5	203.4
Cash and Cash Equivalents at End of Period	190.2	331.6	207.5
Net Change in Cash and Cash Equivalents	(141.4)	124.1	4.1

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

5

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	1H 2011	2H 2010	1H 2010
AWAC Profit before tax (US GAAP)	386.1	148.4	223.4
Adjust for AIFRS
- embedded derivatives	15.1	(132.2)	152.5
- retirement benefit obligations	(50.6)	51.1	(78.6)
- other	12.5	(9.7)	(3.9)
AWAC Profit before tax (AIFRS)	363.1	57.6	293.4

AWAC Tax (US GAAP)	(107.5)	61.5	(98.0)
Adjust for AIFRS
- reversal tax credit in Brazil	(24.9)	(105.4)	—
- other	2.6	19.1	(16.8)
AWAC Tax (AIFRS)	(129.8)	(24.8)	(114.8)

AWAC Profit before tax (AIFRS)	363.1	57.6	293.4
AWAC Tax (AIFRS)	(129.8)	(24.8)	(114.8)
AWAC Profit after tax (AIFRS)	233.3	32.8	178.6

Alumina Limited Share of Equity Profit after tax	93.3	13.1	71.4

6

To: The Manager Announcements

Company Announcements Office Australian Stock Exchange Limited

ALUMINA LIMITED

Public Announcement 2011 – 25AWC

Attached is a presentation relating to Alumina Limited’s Half Year Results for the six months ended 30 June 2011.

Stephen Foster

Company Secretary

11 August 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited 2011 Half Year Results

John Bevan

Chief Executive Officer

Judith Downes

Chief Financial Officer

ALUMINA LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

ALUMINA LIMITED

<2>

Structural change driving strong performance

Underlying earnings $78m – up 254% pcp

Reported NPAT $68m – up 53% pcp

Interim dividend 3 cents – up from 2 cents pcp

Influenced by four key factors:

– sound demand fundamentals for aluminium

– move towards de-linked alumina pricing – six months into an approx 5 year transition – margins moving upstream – steady operational performance

Alumina Limited has low gearing and improved cash flow, and is well positioned

<3>

ALUMINA LIMITED

AWAC: the premier global bauxite / alumina business

Alumina Limited provides a unique ability for a pure

investment in AWAC

Alumina Limited owns 40% of AWAC – a premier owner and

operator of Tier 1 bauxite and alumina globally

AWAC is a joint venture between Alumina Limited (40%)

and Alcoa Inc (60%)

Investment in AWAC is Alumina’s only asset

ALUMINA LIMITED

<4>

First Half Results

ALUMINA LIMITED

AWAC results at a glance (US GAAP)

Strong revenue growth Profit before tax up 73% on pcp and 161% on

2H 2010

– impact of delinking of alumina prices from aluminium becoming evident

– 6 months into a 5 year (approx) change process on alumina pricing

– improved aluminium prices also a positive influence

1H 11

US$m 1H 11 2H 10 1H 10 v

1H 10

Total Revenue 3,379 2,802 2,654 27%

Total Expenses (2,993) (2,654) (2,431) 23%

Profit before

tax 386 148 223 73%

Profit after Tax 279 210 125 123%

<6>

ALUMINA LIMITED

Revenue up 27% on 1H 2010

AWAC moving to spot/index pricing for alumina

– approximately 20% of third party contracts priced on spot/index

Aluminium prices recovering from low levels in 2009, 2010

– earlier contracts generally base pricing on a percentage of the aluminium price

Sales to Alcoa priced at average of third party sales (including spot/index sales)

AWAC Revenue Break Up

Shipping 5% Smelting 13%

Alumina Third Party Sales 47% Alumina Sales to Alcoa 35%

1H 11 2H 10 1H 10

Alumina Shipments

7.6mt 7.8mt 7.4mt

Alumina Production

7.8mt 7.8mt 7.4mt

Aluminium Production

177kt 181kt 175kt

<7>

ALUMINA LIMITED

Operating margins continue to improve

Alumina Operating Margin1

1H 11 2H 10 1H 10

$76/t $40/t $55/t

Source: Alcoa 2Q 2011

1 Operating margin is sales less cost of goods sold (excluding depreciation), and selling, administration, research and other expenses

LME aluminium reference value, by half year

(3 month LME, lagged by 2 months)

2,700

2,350

2,000

1,650

1,300

1,470

1,727

2,190

2,122

2,495

2,575

2,476

Aluminium LME $/tonne

1H09 2H09 1H10 2H10 1H11 Post May 4 Aug

(Nov/Apr) (May/Oct) (Nov/Apr) (May/Oct) (Nov/Apr)

<8>

ALUMINA LIMITED

Strength of Australian Dollar and Brazil Real create cost pressure

65% of alumina produced in Australia and Brazil

100% of AWAC aluminium produced in Australia

Currency pressure estimated to increase alumina cost of production by ~$19 per tonne over 1H 2010 across total production

Labour contract settlement and additional scheduled maintenance in Australia added to costs

Enterprise Bargaining Agreements for 3 years finalised in Australia

Global caustic soda prices increased over 1H 2010

AWAC Refining Cost Structure

Bauxite 25%

Conversion 35%

Caustic 11%

Natural Gas 15%

Fuel Oil 14%

Source: Alcoa 2Q 2011

<9>

ALUMINA LIMITED

Balanced energy profile

1H 2011 Total AWAC Refinery Energy Spend %

Coal 8%

Gas 45%

Oil 47%

Oil cost influenced by global prices, up ~30% from pcp

US gas prices low with production of significant shale gas

Australian refineries use gas from NW shelf

– approximately 85% of required gas on long term contracts to 2020

– AWAC owns 20% of Dampier Bunbury pipeline

San Ciprian switching 8% of oil requirements to gas

<10>

ALUMINA LIMITED

Alumina prices drive AWAC results

US$m

900

450

0

210

2H10

Metal

Revenue

Price movement accounts for 112% of revenue increase

Volume

Reduced shipments, timing

Metal

COGS

Cost increases from foreign exchange movements, energy, caustic soda

One offs

St Croix ($20m)

Dampier Bunbury Pipeline $14m

Depreciation

Taxes

Other

279

1H11

<11>

ALUMINA LIMITED

EBITDA* up 40%

Earnings before interest, tax and depreciation up 40% on prior comparative period

Cash from operations lower due to timing of receivables collection

Dividends paid continue to rise

US$m 1H 11 2H 10 1H 10

Cash from operations

292 424 300

Capital expenditure

(133) (152) (146)

Free cash flow** 159 272 154

Dividends paid 414 349 238

EBITDA* 611 368 435

** Free cash flow defined as cash from operations less capital expenditure

* Earnings before interest, tax, depreciation and amortisation

<12>

ALUMINA LIMITED

Capital expenditure focused on sustaining activities

AWAC sustaining capex for full year estimated at up to $350 million

– spend to date $94 million

– commenced mine crusher move in Australia, estimated spend A$285 million over 4 years

AWAC growth capex for full year estimated at $120 million (mainly Brazil) and $125 million (Ma’aden)

AWAC Capital Expenditure

$m

400

350

300

250

200

150

100

50

0

1H09 2H09 1H10 2H10 1H11

Growth Sustaining

<13>

ALUMINA LIMITED

Ma’aden growth project underway

Port

Power Substation

Smelter

SWCC Power & Water

Village

Rolling Mill

Refinery

Bauxite Residue Area

Phosphate

GEOEYE IMAGE :RAS-AL-ZAWR: 50-CM RESOLUTION

11 JANUARY 2011

1 2 3 4

Alcoa Confidential

AWAC has 25.1% interest in mine and refinery

Estimated to cost $3.6 billion

– project financing approx 60%

– financing proceeding to timetable

– Alumina to contribute $140 million (approx) 2010-2014

Ground breaking of mine and refinery underway

AWAC will supply alumina to smelter from late 2012

First alumina from refinery in Saudi Arabia in 2014

<14>

ALUMINA LIMITED

Alumina Limited Profit & Loss

Underlying earnings of $78 million up 254% on prior comparative period Reported NPAT of $68 million up 53% on prior comparative period Interim dividend determined of US 3 cents per share, fully franked

Major IFRS adjustments

AWAC results in US GAAP

Adjustments between US GAAP and AIFRS are non-cash book entries Adjusted to AIFRS before Alumina Limited recognises its share of profits

– $25m tax credit in AWAC reversed – $11m embedded derivative credit – $36m pension debit

1H 11

US$m 1H 11 2H10 1H 10 v

Equity Share of

AWAC Underlying 103 37 50 106%

PAT

Underlying

78 15 22 254%

Earnings

Net Profit/(Loss)

68 (9) 44 53%

After Tax

<15>

ALUMINA LIMITED

Alumina Limited free cash flow*

Improved dividends from AWAC

– $166 million in 1H 2011, up 74% from prior comparative period

Investments in associates primarily directed to Brazil and to repayment of shareholder loans in Espanola

US$m 1H 11 2H 10 1H 10

Dividends received 166 139 95 Costs (23) (23) (20) Other 4 6 4

Cash from Operations 147 122 79 Net Payments for Investments in (109) (98) (50) Associates

Free Cash Flow 38 24 29

* Free cash flow defined as cash from operations less net payments for investments in associates

<16>

ALUMINA LIMITED

Alumina gearing* a conservative 11.3%

Debt Maturity & Availability

30 June 2011

US$m

300 250 200 150 100 50 0

2011 - 2H 2012 2013 2014 2015 2016

BNDES** - Drawn Banks - Drawn Banks - Undrawn

* (Debt – cash)/(debt + equity)

** BNDES - Brazil National Development Bank

Committed medium term facilities in place

Convertible bond fully repaid during half

Decrease in funding costs

Undrawn committed facilities of $300 million available

Policy is to maintain gearing below 15%

Standard & Poor’s rating moved up to BBB

<17>

ALUMINA LIMITED

The Aluminium industry: Three distinct segments that are becoming less integrated

ALUMINA LIMITED

3 global businesses

Alumina Limited focuses on bauxite and alumina

Global bauxite market ~225 million tonnes

Global alumina market ~90 million tonnes

Global smelter market ~45m tonnes

Each business has different economics and varies regionally

Global industry is less vertically integrated than before China’s growth

The outlook for the entire aluminium industry is strong

Demand for aluminium is increasing the value of existing Tier 1 bauxite/alumina assets

This is not a passing phenomenon, but the result of the structure of the aluminium industry

Margins are continuing to move upstream

<19>

ALUMINA LIMITED

Aluminium – long term growth

ALUMINA LIMITED

Aluminium’s flexibility will drive long term growth

Aluminum Demand (% increase in global demand, 2000 - 2010)

70 60 50 40 30 20 10 0

Steel Aluminum Coal Corn Lead Nickel PVC Zinc Real GDP Copper Wheat Oil

Source: World Bank, Harriman, MEPS, Brook Hunt, EIU, IAI, CRU, BHP Billiton

Last 10 years has outgrown all metals, except steel

Global demand estimated to be growing at 12% in 2011

Long term 6% CAGR 2010-2018

China is 42% of global demand

– ongoing urbanisation

– fast growing consumption

<21>

ALUMINA LIMITED

Chinese smelting capacity continues to grow

Urbanisation continues to drive strong demand for aluminium

Government restrictions on new smelters using grid power

However

More than half of China’s smelters have own power plants

New smelting capacity being built primarily in Xinjiang (North West Province) based on stranded coal

Source: Clark & Marron

<22>

ALUMINA LIMITED

Aluminium will be impacted by rising Chinese power and alumina costs

China Average Smelter Cash Costs 2010*

Other 9%

Anodes 11%

Labour 3%

Power 40%

Alumina 37%

2010 $2,055/tonne

China Average Smelter Cash Costs 2015*

Other 7%

Anodes 10%

Labour 4%

Power 40%

Alumina 39%

2015 $2,825/tonne (nominal)

Primary Aluminium Cost Curve 2Q 2011

Cost, US$/t

3,200 3,000 2,800 2,600 2,400 2,200 2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0

20,800 19,500 18,200 16,900 15,600 14,300 13,000 11,700 10,400 9,100 7,800 6,500 5,200 3,900 2,600 1,300 0

Cost, RMB/t

0% 25% 50% 75% 100%

Cumulative Production % of Total

Source: Clark & Marron

Aluminium Price RMB 15,427/t excl. VAT (5 August 2011)

Aluminium Price RMB 14,580/t excl. VAT (June 2011)

Other

Carbon

Electricity

Alumina

Rising power and alumina costs will lift costs of marginal producers

<23> Source: CRU Actual & Forecast

ALUMINA LIMITED

Alumina – a commodity delinking from aluminium pricing

ALUMINA LIMITED

Alumina supply needs to grow

2010 Global Alumina Capacity*

104 million tonnes

Non-China China

68mt 36mt

Estimated idled or under- utilised production

Non-China 5.8mt idle

China 4.4mt idle

* Source: CRU Estimates (of tonnages)

Outside China, capacity utilisation is high and supply is tight

New smelting capacity continues to be added in China and elsewhere

Ma’aden’s smelter will start up in 2012, adding to tightness

Recent Chinese alumina capacity additions to be consumed by greater aluminium production, leading to alumina supply/ demand balance through 2012

<25>

ALUMINA

LIMITED

Project slippage could create pressure

Non-China Alumina Capacity Expansion Projects for 2011-2015*

2011 2012 2013 2014 2015 2011-2015

India 0.525 3.76 1.40 1.00 1.00 7.68

Australia 3.20 3.20

Guinea 1.00 1.00 2.00

Brazil 0.93 0.93 1.86

Saudi Arabia 1.50 0.30 1.80

Vietnam 0.325 0.65 0.325 1.30

Canada 1.00 1.00

Indonesia 0.30 0.30

TOTAL 0.85 7.61 3.66 4.73 2.30 19.14

* Million tonnes hitting the market in each year

The forecast is very sensitive to delays/cancellations in already committed projects, especially in India where there have been delays to projects due to environmental reasons regarding the mining of bauxite.

HARBOR sees some risk of delay in some of the projects in India, Vietnam, Guinea and Indonesia by 1-3 years.

<26> Source: Harbor intelligence ALUMINA LIMITED

Challenging alumina supply outlook

Metallurgical alumina output capacity requirement to 2030

(million tons)

220 Requirements

165

Committed Projects

Production Forecast

110 Capacity Creep

55 Current Capacity

0

1985 1990 1995 2000 2005 2010 2015 2020 2025 2030

Source: Harbor intelligence

Current planned capacity (with creep) is sufficient for the industry until 2015 – but serious shortfall risk if further delays in new projects, especially India

The dotted line on the graph shows HARBOR’s forecast considering some projects are delayed by 1-3 years and capacity utilization at 95%.

Possible delays would imply 2.3 million tons less of capacity from 2011-2015

Uncommitted new potential projects would require higher alumina prices and at least 2-3 years from commitment

<27> ALUMINA LIMITED

New capacity needs incentive

Rising capital and operating costs

- capital costs moving beyond $2,000/tonne

Low industry profitability

- linked pricing provides little incentive for new capacity

Move from “linked LME pricing” to spot based indices gathers momentum

- reflects industry fundamentals

- will enable incentive pricing to materialise

- each year more tonnes move from linked to spot or index pricing, increasing liquidity

<28> ALUMINA LIMITED

Bauxite – strong demand makes new supply critical to growth

ALUMINA

LIMITED

Bauxite – expensive to access and deliver

New mine logistics are the key

- approvals are taking longer and are more demanding

- increasing national interest requires value adding in country

- capital costs for transport/ infrastructure rising rapidly

- higher rehabilitation standards

China’s refinery growth has encouraged traded bauxite market

Unclear where new mines will be established

<30> ALUMINA

LIMITED

Mines being developed face increasing challenges

INDIA

Bauxite access constraints due to environmental reasons

Government hostile to bauxite exports

GUINEA

Political unrest

Increasing competition for bauxite access

Slow capex

INDONESIA

Government increasingly hostile to bauxite exports on desire to develop downstream, raise taxes and on environment concerns; high risk of stalled or falling exports from 2014 on

CHINA

Shortage of high quality bauxite in most regions

VIETNAM

Infrastructure not fully developed

AUSTRALIA

Government preference for value-adding to bauxite

Increasing capital costs

Source: HARBOR intelligence & James F King

<31> ALUMINA

LIMITED

Bauxite makes China the marginal/high cost alumina producer

Chinese Alumina – Production Areas

Central (Domestic Bauxite)

Coastal (Imported Bauxite)

Southern (Domestic Bauxite)

Source: Clark & Marron

Chinese Alumina Cost Curve 2Q 2011

Southern Central Coastal

US$/t

450 400 350 300 250 200 150 100 50 0

Alumina Price CMAAX RMB 2,478/t excl. VAT (5 August 2011)

Alumina Price CMAAX RMB 2,260/t excl. VAT (June 2011)

Guangxi Guizhou Chongqing Henan Shanxi

Shandong Other Energy Caustic Bauxite

2,925 2,600 2,275 1,950 1,625 1,300 975 650 325 0

RMB/t

0% 50% 75% 100%

Cumulative Production - %

Future bauxite imports in central region due to falling grades of local bauxite

Merchant refiners using imported bauxite are the current marginal producers in China

China is largely self sufficient in alumina but not bauxite

China will continue to expand alumina capacity

Imported and domestic bauxite costs are rising quickly

Merchant refineries in Shandong who rely on imported bauxite are marginal producers

<32> ALUMINA

LIMITED

Cost of bauxite rising for refineries in China

Alumina Deliveries in China

35.0

30.0

25.0

20.0

15.0

min t/yr

10.0

5.0

0.0

Overseas Bauxite - Imported Alumina

Overseas Bauxite - Domestic Alumina

Domestic Bauxite - Domestic Alumina

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: Clark & Marron

China has imported at least 25% of its bauxite needs – mainly from Indonesia (75%)

– existing Indonesian bauxite quality dropping/costs increasing

– Indonesia has announced the end of bauxite trade from 2014

China has domestic bauxite but it is insufficient for demand

– falling grades affecting processing

– internal infrastructure limits long distance transportation

<33> ALUMINA

LIMITED

AWAC – globally an efficient producer with low industry GHG* emissions

AWAC GHG Emissions 16.5mt

AWAC – Rest of World 4.1mt

AWAC – Australia 12.4mt

Smelting 7.3mt

Refining & Mining 5.1mt

Direct 0.7mt

Indirect 6.6mt

Direct 4.4mt

Indirect 0.7mt

* Greenhouse gases

AWAC smelters have reduced direct GHG emissions by 66% since 1990

AWAC Australian refineries have reduced direct emissions by 23% since 1990

Australian Government has announced carbon tax scheme

Smelters and refineries qualify to receive 94.5% assistance on industry average

Final scheme impact subject to legislation and regulations

<34> ALUMINA

LIMITED

AWAC – well positioned for market changes

Largest installed capacity for alumina

– capacity over 17 million tonnes

– significant options for brownfield and greenfield expansions

Largest seller of alumina to 3rd party market

Low cost refiner

– reflects proximity to bauxite

– well positioned for pricing mechanism change

– greater exposure to market price over time

Largest bauxite miner with extensive leases

– mines approx 40 million tonnes per annum

– long life mines and leases

2015 COST CURVE TARGETS

Alumina Cost Curve

600

550

500

450

400

350

300

250

200

150

100

$/MT

0 20,000 40,000 60,000 80,000 100,000 120,000

CUMULATIVE PRODUCTION (000MT)

SOURCE: ALCOA

<35>

ALUMINA

LIMITED

Summary

Solid improvement in profit driven by:

– sound demand fundamentals for aluminium

– move towards de-linked alumina pricing – six months into an approximately 5 year transition

– solid operational performance

Improved interim dividend to 3 cents per share

Markets changing, driving margins upstream

– Alumina Limited provides pure exposure to this change

Alumina Limited is in a solid position, with low gearing and improving cash flow

<36> ALUMINA

LIMITED

Appendix 1: Recent alumina price movements

ALUMINA

LIMITED

Spot alumina pricing has historically been above linked prices

Long Term Spot vs Composite Price

475 300

Since 2000 average spot price of $317/tonne Since 2000 average composite price of $239/tonne

125

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 IH2011

CRU Composite CRU Spot

In the last 10 years, alumina’s spot price has averaged $78 per tonne above LME linked contracts

In the second half of 2010 AWAC contracted alumina exclusively on prices reflecting spot (by referencing new alumina price indices) for delivery in 2011 and beyond

New supply projects, at $1,500-2,000 capital costs require higher prices to trigger new investment

Spot price is below incentive price – need $400 per tonne+

<38> Source: CRU ALUMINA

LIMITED

What impacted the non-Chinese market

Platts FOB Australia 1H 2011

420 415 410 405 400 395 390 385 380 375 370

4-Jan-11 4-Mar-11 4-May-11 4-Jul-11

Jan-Apr 2011* (market up)

- Ramp up in global smelter operations

- QAL output suffers from Queensland floods

- Port congestion in Brazil

- Some Jamaican cargoes rejected over fines

- Increased input costs, e.g. oil, caustic

- LME surge

May-July 2011* (market down)

- China boosts alumina output, resells imported tonnes

- QAL output, Brazil port congestion stabilise

- Mississippi River floods slowed US alumina restocking

- Global freight rates fall

Pricing has reflected supply/demand fundamentals

<39> Source: PLATTS, July 2011 ALUMINA

LIMITED

Chinese market fluctuates on alumina market fundamentals

CMAAX Ex-Works Price Series (17% VAT Included)

2,850 436

2,800 428

2,750 420

2,700 413

Demand returns

after spring festival,

2,650 Period of price stability supported by the Start-up of more domestic 405 following upward trend over restarting of idled refining capacity, lower smelters after

RMB/t previous months, stock primary prices and a tightening USD/t

2,600 building heading into power restrictions in bank loans by the 398 are lifted

Chinese New Year authorities

2,550 Price spikes on tightening 390

of supply, additional new Primary production picks

capacity comes on- up, new smelters stock up

on alumina, higher

2,500 stream, over-supply 382

reaches a peak domestic primary prices

2,450 375

2,400 367

4/1/11 18/1/11 1/2/11 15/2/11 1/3/11 15/3/11 29/3/11 12/4/11 26/4/11 10/5/11 24/5/11 7/6/11 21/6/11

Days

* USD:RMB= 6.54 (average across the data period)

<40> Source: Clark & Marron, CMAAX ALUMINA

LIMITED

Short term pricing constrained by arbitrage

Alumina Price Indices 1H 2011

460

450

440

430 4 Aug - $451

420

410

400

390

380

370 4 Aug - $375

360

3/01/2011 3/02/2011 3/03/2011 3/04/2011 3/05/2011 3/06/2011 3/07/2011 3/08/2011

Platts CMAXX

Price difference between non-China market and rest of world created short term arbitrage opportunity in early 2011

Chinese smelters have medium term import contracts which have been resold into the rest of world market

Chinese refineries were not at full capacity in Shandong - awaiting ramp up in smelting

Arbitrage closed in July

4 August prices were

-Platts ex-WA $375

-CMAAX at $451 (including VAT)

<41> Source: CMAXX, Platts

ALUMINA LIMITED

Appendix 2: AWAC Guidance

ALUMINA LIMITED

2011 Guidance

Approximately 20% of 2011 third party alumina expected to be sold based on spot/index prices

Full year AWAC growth capital expenditure (existing facilities) expected to be up to $120 million

Full year AWAC sustaining capital expenditure up to $350 million

Ma’aden investment by AWAC expected to be $125 million in 2011

Production target for full year 15.8 million tonnes of alumina

Aluminium production target for full year 360,000 tonnes

<43>

ALUMINA LIMITED

2011 Guidance

LME for aluminium

- $100 movement in the LME aluminium price per tonne is expected to impact AWAC profit before tax in 2011 by approximately $180 million

- Excludes spot or alumina indices-based sales, which account for approximately 20% of third party sales in 2011

AUD/USD

- 1 cent movement in the AUD/USD exchange rate is expected to impact AWAC profit before tax in 2011 by $24 million

Cash costs

- AWAC cash costs per tonne of alumina production are expected to increase from 2010, with increases in cost of fuel oil, coke and caustic

- Significant movements in exchange rates or other inputs will impact costs beyond this guidance

Guidance is indicative only and cannot be expected to be predictive of exact results

<44>

ALUMINA LIMITED

Appendix 3: AWAC production assets

ALUMINA LIMITED

Production of alumina steady

Australian refineries continue to operate near capacity

Sao Luis expansion production steady

AWAC nameplate capacity 17.2mtpa

4.4

3.0

4.6

3.2

4.4

3.4

1H 10

2H 10

1H 11

Australia Atlantic Basin

Production

1H 11 2H 10 1H 10

7.8mtpa 7.8mtpa 7.4mtpa

Aluminium production 177k tonnes

<46>

ALUMINA LIMITED

AWAC Bauxite Assets[1]

Active Bauxite Mines	Huntly & Willowdale Australia	MRN Brazil	Juruti Brazil	CBG Guinea	Manchester Plateau Jamaica	Suriname Mines
Ownership	AWAC 100%	AWAC 9.6%	AWAC 100%	AWAC 23%	AWAC 55%	AWAC 100%
Expiration/ renewal date of mining rights	2045	2046	Refer Note [2]	2038	2042	2033[3]
Area available to mine/exploration	7,000 square km	39,382 hectares	30,000 hectares	2,360 square km	10,761 hectares	4,286 hectares
Approx average per cent available alumina[4]	33%	49%	47%	51%	41%	45%

Other Bauxite Interests	Cape Bougainville	Mitchell Plateau	Arnhem Land	Juruti	East Trelawny	Suriname Mines	Az Zabirah
Location	Australia	Australia	Australia	Brazil	Jamaica	Suriname	Saudi Arabia (25.1% AWAC)
Area available for exploration	9,000 hectares	186,000 hectares	1,930 square km (exploration lease application)	180,000 hectares	31,400 hectares	19,063 hectares	14,700 hectares

(1) *This page contains general information only in relation to AWAC's bauxite assets. For further details, refer to Alumina Limited's 2010 Form 20-F*
(2) *Mining rights available until exhaustion of deposit*
(3) *Caramacca mine rights expire in 2012*
(4) *The calculation of available alumina grades has not been prepared in accordance with the Australasian Code for reporting of exploration results, mineral resources and ore reserves. The amount of available alumina is based on exploration and analysis of samples performed over a period time*

<47>

ALUMINA LIMITED

AWAC Alumina Refineries

Country Facility Owners (%) of ownership where not 100% AWAC)(1) Name Capacity(2) (MTPY) AWAC Share (MTPY)

Australia Kwinana Pinjarra Wagerup AWAC 2.2 4.2 2.6 2.2 4.2 2.6

Brazil Alumar Rio Tinto Alcan Inc (10%) Aluminio (15%) BHP Billiton (36%) AWAC (39%) 3.5 1.4

Jamaica Jamalco AWAC (55%) Alumina Production Ltd (Government of Jamaica) (45%) 1.5 0.8

Spain San Ciprian AWAC 1.5 1.5

Suriname Suralco AWAC 2.2 2.2

US Point Comfort AWAC 2.3 2.3

Total 20.0 17.2

(1) All assets owned 100% by AWAC, except for Alumar (AWAC 39%) and Jamalco (AWAC 55%)

(2) Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production

<48>

ALUMINA LIMITED